UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 31, 2006

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

News Release	For immediate release

1 for 10 Share Consolidation

Vancouver, BC - October 31, 2006 - PhotoChannel Networks Inc. (TSX-V: PNI and OTCBB: PHCHF) (“PhotoChannel” or “Company”), the leading innovator in online digital media solutions for retailers wishes to advise that it will implement the consolidation of its commons shares on a ten (10) old common shares for one (1) new common share basis. The Company’s new common shares will be posted for trading at the open on Thursday, November 2, 2006, on a consolidated basis under the trading information set out below.

Symbol:	PN

Cusip No.:	719316200

If, as a result of the consolidation, a holder becomes entitled to a fraction of a consolidated common share, an adjustment will be made by rounding to the nearest whole common share.

The Company will be mailing letters of transmittal to holders of common shares on or about November 1, 2006, requesting them to forward their pre-consolidated share certificates to Computershare Investor Services Inc. in Toronto in exchange for new share certificates representing the appropriate number of post-consolidated shares.

“The Company has considered the consolidation of its common stock for some time” says Peter Fitzgerald, Chairman and CEO of PhotoChannel. “We believe that given the Company’s strong balance sheet and its continued growth that it is in the Company’s shareholders best interest to now implement this capital restructuring”.

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on demand manufacturing capabilities for the production of merchandise. Currently PNI Digital Media generates transactions for retailers and their thousands of locations across North America, including Wal-Mart Canada, CVS/pharmacy, Eckerd Drugs and Costco Canada. For more information please visit www.pnidigitalmedia.com

For more information, contact:

Mr. Robert Chisholm
PhotoChannel Networks Inc.
604-893-8955 ext. 224
rchisholm@photochannel.com
Investor Information: (800) 261-6796

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: October 31, 2006.

/s/ Robert Chisholm

CFO